                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 3 December 2002


                               PREMIER FARNELL PLC
                               -------------------

                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  [X]            Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ___                   No  [X]


  If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........











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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  PREMIER FARNELL PLC
                                                     (Registrant)


         Date:   December 3, 2002                 By: Steven Webb
                                                      -----------
                                                  Steven Webb
                                                  Group Company Secretary
                                                  and General Counsel
































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                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    NAME OF COMPANY                                         2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

      Premier Farnell plc                                         Scottish Widows Investment Partnership Group Ltd
                                                                  (on behalf of Lloyds TSB Group plc, Lloyds TSB Bank plc
                                                                  and Scottish Widows Group Limited)

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3.    PLEASE STATE WHETHER NOTIFICATION INDICATES THAT        4. NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE
      IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER             HOLDER, THE NUMBER OF SHARES HELD BY EACH OF THEM
      NAMED IN 2 ABOVE OR IN RESPECT OF A NON-BENEFICIAL
      INTEREST OR IN THE CASE OF AN INDIVIDUAL HOLDER            State Street Nominees Ltd A/C W36A        370,132
      IF IT IS A HOLDING OF THAT PERSON'S SPOUSE OR              State Street Nominees Ltd A/C W32L        668,640
      CHILDREN UNDER THE AGE OF 18                               State Street Nominees Ltd A/C W33H      1,767,580
                                                                 State Street Nominees Ltd A/C XBJ2      1,959,521
      Named in 2 above                                           State Street Nominees Ltd A/C XBJ3         84,608
                                                                 State Street Nominees Ltd A/C W318         35,869
                                                                 State Street Nominees Ltd A/C W39Q         80,403
                                                                 State Street Nominees Ltd A/C W39N        754,041
                                                                 State Street Nominees Ltd A/C W36U        652,830
                                                                 State Street Nominees Ltd A/C XBK6      1,226,108
                                                                 State Street Nominees Ltd A/C XBS8         12,980
                                                                 State Street Nominees Ltd A/C W39F      6,853,559
                                                                 State Street Nominees Ltd A/C W39J        146,000

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
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5.    NUMBER OF              6.  PERCENTAGE OF ISSUED    7.  NUMBER OF SHARES/AMOUNT   8.  PERCENTAGE OF ISSUED CLASS
      SHARES/AMOUNT OF           CLASS                       OF STOCK DISPOSED
      STOCK ACQUIRED

      Not disclosed              Not disclosed               Not disclosed                 Not disclosed

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






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
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9.   CLASS OF SECURITY                                   10. DATE OF TRANSACTION       11.  DATE COMPANY INFORMED



     Ordinary Shares of 5p each                              Not disclosed                  2 December 2002


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12.   TOTAL HOLDING FOLLOWING THIS NOTIFICATION          13. TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                             NOTIFICATION

      14,612,271                                             4.033%


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14.   ANY ADDITIONAL INFORMATION                         15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES

                                                             Steven Webb
                                                             Company Secretary and General Counsel
                                                             Premier Farnell plc
                                                             150 Armley Road
                                                             Leeds LS12 2QQ
                                                             Tel: 0113 387 5277

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16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION


      STEVEN WEBB
      COMPANY SECRETARY AND GENERAL COUNSEL

-------------------------------------------------------------------------------------------------------------------------

DATE OF NOTIFICATION : 2 DECEMBER 2002

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























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